                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                    FORM 11-K


                                   (Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)


                    For the fiscal year ended March 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                  For the transition period from ____ to _____

                         Commission File Number 0-19357
                                    ---------


                            MONRO MUFFLER BRAKE, INC.
                               PROFIT SHARING PLAN

                            (Full title of the plan)



                            MONRO MUFFLER BRAKE, INC.
                              200 HOLLEDER PARKWAY
                               ROCHESTER, NY 14615


             (Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office)

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

INDEX
-----

                                                                                      PAGE NO.
                                                                                      --------

Report of Independent Accountants                                                        3


Financial Statements

         Statements of Net Assets Available for Plan Benefits as of
         March 31, 2003 and March 31, 2002                                               4


         Statement of Changes in Net Assets Available for Plan Benefits
         for the year ended March 31, 2003                                               5


         Notes to Financial Statements                                                   6



Supplemental Schedule:

         Schedule of Assets (Held at End of Year) (Schedule H, Part IV (1))
         March 31, 2003                                                                 10

         All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Signature                                                                               11

Exhibit Index                                                                           12

Exhibit 23.1 - Consent of Independent Accountants                                       13

Exhibit 23.2 - Consent of Independent Accountants                                       14

Exhibit 99.1 - Certification Pursuant to 18 U.S.C. Section 1350                         15


                                      * * *

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



The Participants and Administrator of
Monro Muffler Brake, Inc. Profit Sharing Plan


We have audited the accompanying statement of net assets available for plan benefits of the Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2003 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2002 were audited by other auditors whose report dated September 13, 2002, expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2003, and the changes of net assets available for plan benefits for the year ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's net assets available for plan benefits as of March 31, 2003 and the related statement of changes in net assets available for plan benefits for the year ended March 31, 2003, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information included in the schedule H, Part IV, line 4i, schedule of assets (held at end of year) as of March 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended March 31, 2003, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Davie Kaplan Chapman & Braverman, PC

September 19, 2003

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------

                                                                   MARCH 31,
                                                                   ---------
                                                             2003               2002
                                                         -----------        -----------

ASSETS

Cash and cash equivalents                                $     9,559        $    11,888
                                                         -----------        -----------

Investments, at fair value                                12,377,733         13,680,906
                                                         -----------        -----------

Receivables:

     Participants' contributions                             122,020             93,358

     Employer's contributions                                119,571             93,600

     Loans receivable                                        612,955            354,728
                                                         -----------        -----------

Total receivables                                            854,546            541,686
                                                         -----------        -----------

Total assets                                              13,241,838         14,234,480


LIABILITIES

     Accrued expenses                                         35,093
                                                         -----------        -----------
           Net assets available for plan benefits        $13,206,745        $14,234,480
                                                         ===========        ===========


The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------

                                                            YEAR ENDED MARCH 31,
                                                            --------------------
                                                                    2003
                                                                    ----

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions:
          Employer                                             $   475,948
          Participants                                           1,565,911
          Rollover                                                 106,079
                                                               -----------
               Total contributions                               2,147,938
                                                               -----------

Investment Income:
        Net appreciation in fair value of investments:

               Common stock                                         52,805
                                                               -----------
        Dividend income                                            237,935
        Interest income                                             30,234
                                                               -----------
                    Total additions                              2,468,912
                                                               -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Investment Loss:
         Net depreciation in fair value of investments:

                   Mutual funds                                  2,225,547

Benefits paid to participants                                    1,208,153
Administrative expenses                                             62,947
                                                               -----------
                    Total deductions                             3,496,647
                                                               -----------

Decrease in net assets available for benefits                    1,027,735

Net assets available for plan benefits:

               Beginning of year                                14,234,480
                                                               -----------

               End of year                                     $13,206,745
                                                               ===========







    The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN:

The following brief description of the Monro Muffler Brake, Inc. Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

GENERAL

Monro Muffler Brake, Inc. (the employer and Plan sponsor) (the "Company") voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants.

On November 18, 1999, the Board of Directors approved amending the Plan to add a 401(k) salary deferral option. Prior to this amendment, participant fund balances consisted solely of employer-contributed Profit Sharing amounts adjusted for related gains/losses. In connection with this amendment, a new trustee (the "Trustee") and custodian were appointed by the Board of Directors. Plan assets are invested in funds designated by each participant. Participant contributions under the 401(k) salary deferral option began in March 2000. The legal effective date of the Plan amendment was March 1, 2000.

PARTICIPATION

Full-time, permanent employees of Monro Muffler Brake, Inc. become participants of the Plan on the first of the month following the completion of 90 days of service. To participate, an employee must be 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Participants may contribute from 1% to 30% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code.

Participants' contributions are matched ("401(k) Matching Contributions") by the Company in an amount determined by the Board of Directors of the Company. The Board has currently decided to match the amount of $.50 for every dollar contributed, up to 4% of the participant's pre-tax compensation. The Company does not make a matching contribution on employee contributions greater than 4%.

Additionally, the Company may contribute to the Plan an additional amount, either in the form of a "Profit Sharing Contribution", or in the form of an additional match on 401(k) participant contributions, based on the sole discretion of the Board of Directors.

VESTING

Profit Sharing Contributions are allocated by the custodian based on the proportionate share of wages earned by each participant in relation to the total qualified wages for all participants in the Plan.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter.

Participants become 100% vested in the Company's Profit Sharing Contributions at the end of five years of service with no vesting in prior years.

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce company contributions amounted to approximately $29,000 and $35,000 for the years ended March 31, 2003 and 2002, respectively. At March 31, 2003 and 2002, remaining forfeitures available to offset future contributions were approximately $9,000 and $11,000, respectively.

INVESTMENT OPTIONS

All investment options are participant-directed. Participants may change their investment options daily.

PARTICIPANT LOANS

Participants may borrow from their 401(k) and profit sharing fund accounts in various amounts as specified by the Plan. Loans must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years, or up to ten years for purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Loans of approximately $467,000 and $279,000 were granted during the years ended March 31, 2003 and 2002, respectively.

ADMINISTRATION

The Monro Muffler Brake, Inc. Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time. In the event of a termination of the Plan, each participant shall immediately become fully vested. The Trustee of the Plan's assets is Investors Bank & Trust Company of Boston. The custodian is Diversified Investment Advisors.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

ADMINISTRATIVE EXPENSES

Plan expenses are primarily paid by the Plan.

BENEFIT PAYMENTS

Benefits are recorded when paid.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES AND PRACTICES:

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

REVENUE RECOGNITION

Income on plan assets is accrued when earned, and gains or losses on the disposition of such assets are recorded when realized.

VALUATION OF INVESTMENT ASSETS

Plan assets are reported at fair market value measured by quoted prices in an active market as of the Plan year-end date. Mutual fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

The Plan presents, in the Statement of Changes in Net Assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amount reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

NOTE 3 - INVESTMENTS:

The following table presents the fair values of investments held by the Plan's trustees. Investments that represent five per cent or more of the Plan's net assets available for benefits are separately identified.

                                                      MARCH 31,
                                                2003               2002
                                                ----               ----
COMMON STOCKS                               $   376,394        $   183,958
                                            -----------        -----------
MUTUAL FUNDS
     Stock Index                                797,901            941,977
     High Quality Bond                          981,234            824,453
     Intermediate Horizon SAF*                3,405,871          4,320,716
     Intermediate/Long Horizon SAF*           1,420,986          1,496,595
     Long Horizon SAF*                        1,737,174          1,783,056
     Other                                    3,658,173          4,130,151
                                            -----------        -----------
     TOTAL MUTUAL FUNDS                      12,001,339         13,496,948

                                            -----------        -----------
                                            $12,377,733        $13,680,906
                                            ===========        ===========

* SAF - Strategic Allocation Fund

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS:

The Plan held investments in Company securities with a fair value of approximately $376,000 and $184,000 as of March 31, 2003 and 2002, respectively.

NOTE 5 - BENEFIT OBLIGATIONS:

Benefit obligations for persons who have withdrawn from participation in the Plan were approximately $1,852,000 and $1,797,000 at March 31, 2003 and 2002, respectively.

NOTE 6 - FEDERAL INCOME TAX STATUS:

The Plan administrator has obtained a favorable determination letter from the Internal Revenue Service, which qualifies the Plan under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

NOTE 7 - RELATED PARTY TRANSACTIONS:

The Plan invests in shares of mutual funds managed by an affiliate of Diversified Investment Advisors. Diversified acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)                     SCHEDULE H
MARCH 31, 2003                                              PAGE 1 OF 1
--------------------------------------------------------------------------------

DIVERSIFIED INVESTMENT ADVISORS

IDENTITY OF ISSUE,
BORROWER, LESSOR                                              DESCRIPTION            CURRENT
OR SIMILAR PARTY                                             OF INVESTMENT            VALUE
---------------------------------------------------      --------------------   ----------------

Diversified Investment Money Market Fund**                    Mutual Funds        $   343,545

Diversified Investment High Quality Bond Fund**               Mutual Funds            981,234

Diversified Investment Core Bond Fund**                       Mutual Funds            502,681

Diversified Investment Stock Index**                          Mutual Funds            797,901

Diversified Investment Value & Income Fund**                  Mutual Funds            479,275

Diversified Investment Growth & Income Fund**                 Mutual Funds            503,282

Diversified Investment Equity Growth Fund**                   Mutual Funds            446,053

Diversified Investment Special Equity Fund**                  Mutual Funds            495,416

Diversified Investment International Equity Fund**            Mutual Funds            433,880

*Diversified Investment Short Horizon SAF**                   Mutual Funds            225,677

*Diversified Investment Short/Intermediate Horizon SAF**      Mutual Funds            228,364

*Diversified Investment Intermediate Horizon SAF**            Mutual Funds          3,405,871

*Diversified Investment Intermediate/Long Horizon SAF**       Mutual Funds          1,420,986

*Diversified Investment Long Horizon SAF**                    Mutual Funds          1,737,174

Diversified Investment Monro Stock Fund**                     Mutual Funds            376,394
                                                                                  -----------

                                                                                  $12,377,733

Participant Loans:

Notes Receivable Maturing through
  March, 2008 at 5.25%-10.5%                                                          612,955
                                                                                  -----------
                                                                                  $12,990,688
                                                                                  ===========

*   SAF - Strategic Allocation Fund
**  Indicates a party-in-interest to the Plan

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, Monro Muffler Brake, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                            Monro Muffler Brake, Inc.
                               AS ADMINISTRATOR OF
                            Monro Muffler Brake, Inc.
                               Profit Sharing Plan



DATE: September 26, 2003         By  /s/ Catherine D'Amico
                                     -----------------------
                                          Catherine D'Amico
                                          Executive Vice President - Finance and
                                          Chief Financial Officer

                                  EXHIBIT INDEX




Exhibit
-------

23.1 Consent of Davie Kaplan Chapman & Braverman, PC, Independent Accountants, dated September 26, 2003

23.2 Consent of PricewaterhouseCoopers LLP, Independent Accountants, dated September 24, 2003

99.1            Certification Pursuant to 18 U.S.C. Section 1350